BP 3/18

10028569

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2010
DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66335

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liberty Partners Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4540 California Ave. Suite 530
(No. and Street)

Bakersfield (City) California (State) 93309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey A. Fanning (800) 440-0442
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA.
(Name – *if individual, state last, first, middle name*)

6301 Owensmouth Ave. Suite 750 (Address) Woodland Hills (City) California (State) 91367 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/18

OATH OR AFFIRMATION

I, Jeffrey A. Fanning, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberty Partners Financial Services, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Jeffrey A. Fanning
Signature

CFO
Title

Notary Public Commission expires 5-11-11

DIANE WOOD NOTARY PUBLIC STATE OF COLORADO

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB

6301 Owensmouth Avenue, Suite 750, Woodland Hills, CA 91367 • (818) 657-0288 • FAX (818) 657-0299 • (818) 312-3283
E-mail*: dave@davebanerjee.com • *Web: www.DaveBanerjee.com

Report of Independent Registered Public Accounting Firm

Managing Member(s)
Liberty Partners Financial Services, LLC
Bakersfield, California

We have audited the accompanying statement of financial condition of Liberty Partners Financial Services, LLC ("Company") as of December 31, 2009 and the related statements of operations, changes in Members' equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Liberty Partners Financial Services, LLC for the year ended December 31, 2008. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included in the year ended December 31, 2009, is based solely on the report of the auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Partners Financial Services, LLC as of December 31, 2009 and the results of its operations, Members' equity (deficit) and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-IV is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the Members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA An Accountancy Corporation
Woodland Hills, California
February 24, 2010

LIBERTY PARTNERS FINANCIAL SERVICES LLC

Statement of Financial Condition
December 31, 2009

ASSETS

Current Assets		
Cash (Note 1)	$	126,363
Deposit with clearing organizations	$	50,064
Accounts Receivable		230,976
Total Current Assets		407,403
Property & Equipment		20,284
Accumulated Depreciation		(5,724)
Total Property & Equipment		14,560
Other Assets		76,089
Total assets	$	498,052

LIABILITIES AND MEMBERS CAPITAL

Liabilites:		
Commissions payable	$	264,590
Accounts payable	$	27,288
Total Liabilities		291,878
Members capital:		
Total Members capital		206,174
Total liabilities & capital	$	498,052

The accompanying notes are an integral part of these financial statements

LIBERTY PARTNERS FINANCIAL SERVICES LLC.

Statement of Income
For the year ended December 31, 2009

REVENUE:	
Commissions revenue	$ 4,389,976
Concessions revenue	1,255,705
Other revenue	(7,543)
Rental Income	23,978
Total revenues	5,662,116
EXPENSES:	
Clearing cost	321,111
Commissions	4,255,635
Regulatory fees	104,027
Occupancy	76,813
Insurance	79,186
Telephone	16,321
Salaries	114,528
Other Expenses	447,026
Total expenses	5,414,647
NET INCOME	247,469
PROVISION FOR INCOME TAXES (Note 4)	
Franchise tax	800
NET INCOME	$ 246,669

The accompanying notes are an integral part of these financial statements

LIBERTY PARTNERS FINANCIAL SERVICES LLC

Statement of Member's Equity
For the year ended December 31, 2009

	Total Stockholder's Equity
Beginning balance January 1, 2009	$283,405
Distributions	(323,900)
Net income	246,669
Ending balance December 31, 2009	$206,174

The accompanying notes are an integral part of these financial statements

LIBERTY PARTNERS FINANCIAL SERVICES LLC

Statement of Cash Flows
For the year ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 246,669
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	1,674
(Increase) decrease in:	
Accounts receivable	78,380
Other assets	(63,115)
Increase (decrease) in:	
Accounts payable	11,025
Commission payable	(103,096)
Total adjustments	(75,132)
Net cash provided by operating activities	171,537
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property & equipment	(4,781)
Net cash applied to Investing Activities	(4,781)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member withdrawals	(323,900)
Decrease in cash	(157,144)
Cash - beginning of year	283,507
Cash - end of period	$ 126,363
Supplemental disclosure of cash flow information	
Interest	$ 3,704
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements

LIBERTY PARTNERS FINANCIAL SERVICES, LLC

Notes to Financial Statements
December 31, 2009

Note 1: SIGNIFICANT ACCOUNTING POLICIES

As a registered broker-dealer in securities, the Liberty Partners Financial Services, LLC ("Company") is subject to the Securities Exchange Act of 1934. The Company uses the accrual method of accounting for financial reporting purposes.

The Company has executed agreements with First Southwest Company for the handling of customer securities transactions on a fully disclosed basis.

The Company introduces and forwards all customer transactions involving purchases and sales of securities to First Southwest Company who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities with other brokers and does not otherwise hold funds or securities for or owe money or securities to customers.

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits at banks and security firms.

In conformity with generally accepted accounting principles, preparation of financial statements may require the use of management's estimates.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair values. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management believes that the adoption of SFAS No. 157 will not have a material impact on the financial results of the Company.

Note 2: CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC) Rule 15c3-1, which requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $109,085 of which $89,627 was in excess of its required minimum net capital. The Company's aggregate indebtedness ($291,878) to net capital ratio was 2.67 at December 31, 2009, which is less than the 15:1 limit.

Concentrations of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Note 2: <u>CAPITAL REQUIREMENT</u> (Continued)

<u>Comprehensive Income:</u>

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2009.

The firm did not have any adjustments that would have made comprehensive income different from net income.

Note 3: <u>PROVISION FOR TAXES:</u>

Income from the limited liability is reported as a partnership for income tax purposes. Federal income taxes are not payable by or provided for the Company. Members are taxed individually on their share of the Company's earnings. The Company is subject to a minimum Franchise Tax of $800 to the State of California.

LIBERTY PARTNERS FINANCIAL SERVICES LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2009

	Focus 12/31/09	Audit 12/31/09	Change	Note
Stockholder's equity, December 31, 2009	$ 259,499	$ 206,174	$ (53,325)	(1)(2)(3)
Subtract - Non allowable assets:	139,474	90,649	48,825	(3)
Fidelity bond deduction	5,000	-	5,000	(4)
Concessions receivable	-	6,440	(6,440)	(5)
Tentative net capital	115,025	109,085	(5,940)	
Haircuts:	-	-	-	
NET CAPITAL	115,025	109,085	(5,940)	
Minimum net capital	19,158	19,458	(300)	
Excess net capital	$95,867	$89,627	($6,240)	
Aggregate indebtedness	287,378	291,878	4,500	
Ratio of aggregate indebtedness to net capital	2.50	2.67		

Difference between the audit and focus are as follows:

1- Accrual of audit fees	($5,500)
2- Reversal of suspense expense	1,000
3- Reclass advances to withdrawal	(48,825)
4-FINRA Rule 3020 (b)(2)	
5- Non - Allowable concession in Accounts Receivable from Variable Annuities & Mutual Funds	($53,325)
6-Accrue Audit fees (1) & Reverse suspense expense(2)	

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB

6301 Owensmouth Avenue, Suite 750, Woodland Hills, CA 91367 • (818) 657-0288 • FAX (818) 657-0299 • (818) 312-3283
E-mail: dave@davebanerjee.com • *Web: www.DaveBanerjee.com*

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Managing Member(s)
Liberty Partners Financial Services, LLC
Bakersfield, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Liberty Partners Financial Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Liberty Partners Financial Services, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Liberty Partners Financial Services, LLC's management is responsible for the Liberty Partners Financial Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2009, as applicable with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA. An Accountancy Corporation
Woodland Hills, California
February 24, 2010

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB

6301 Owensmouth Avenue, Suite 750, Woodland Hills, CA 91367 • (818) 657-0288 • FAX (818) 657-0299 • (818) 312-3283
E-mail: dave@davebanerjee.com • *Web: www.DaveBanerjee.com*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Managing Member(s)
Liberty Partners Financial Services, LLC
Bakersfield, California

In planning and performing our audit of the financial statements of Liberty Partners Financial Services, LLC ("Company") for the year ended December 31, 2009, Us considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, We have made a study of the practices and procedures including tests of such practices and procedures followed by Liberty Partners Financial Services, LLC including test of compliance with such practices and procedures that we considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, Us did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Managing Member(s)
Liberty Partners Financial Services, LLC
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and Public Company Accounting Oversight Board (United State). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to our attention indicating that such conditions had not been complied with during the period. The scope of our engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the information and use of the Members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA. An Accountancy Corporation
Woodland Hills, California
February 24, 2010